CONSENT OF KEN JONES

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” dated effective June 30, 2015, (ii) the report titled “Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations” dated effective December 31, 2016, (iii) the report titled “Otjikoto Gold Mine, Namibia NI 43-101 Technical Report” dated March 19, 2019, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp. for the year ended December 31, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710 and No. 333-226063) of B2Gold Corp.

/s/ Ken Jones
Ken Jones
March 20, 2019